

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 19, 2017

Shane Ludington
Chief Executive Officer
Freight Solution, Inc.
8506 Strong Avenue
Orangevale, CA 95662

> **Re: Freight Solution, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 27, 2017**
> **File No. 333-216960**

Dear Mr. Ludington:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1. You indicate that the proceeds from the offering will be held in an escrow account pending completion of the offering. However, you disclose that there is no minimum number of securities that must be sold in the offering and that subscription payments are irrevocable. Please clarify the purpose of the escrow.

Prospectus Summary

2. It appears you only have nominal operations and assets. We note your statement on page 5 that you are not a shell company. Please tell us why you do not believe you are a shell company as defined in Securities Act Rule 405 of Regulation C. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements

imposed on shell companies and the potential impact on your ability to attract additional capital.

3.   Please disclose in the summary your net loss for the latest available period.

4.   You disclose that your software division has worked with a coding and smart-app development firm since early 2013, but you were incorporated in April 2016. Please resolve this inconsistency, or advise.

5.   You state here that a market maker has not been identified or approached, and on page 22, you state that no market maker has agreed to file a Rule 211 application with FINRA. However, you state on page 15 that a market maker has been approached to file an application with FINRA, and you state on page 24 that a market maker has agreed to file an application with FINRA. You then state on page 46 that while a market maker has been approached, it has not agreed to file an application on FINRA. Please revise to resolve the inconsistent statements. If you have a market maker, please identify market maker in your filing.

Risk Factors

Risks Related to the Business, page 8

6.   Please consider adding a risk factor discussing your chief executive officer's lack of experience in the smartphone application industry.

"Because we recently commenced operations…," page 9

7.   This risk factor appears to combine two risks: the general risk of business failure and the company's lack of a saleable product now and in the future. Please consider revising to present these risks separately.

8.   You disclose that you use the services of a coding and smart-app development firm but do not expect to pay them in full or even partially for an extended period of time. Please disclose the material terms of your agreement with this development firm and the consequences of defaulting on payments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Blair Krueger, Esq.
        Krueger LLP